AMAZONICA, CORP.

Av. Presidente Medice, 120, Floor 1, Room#1

Osasco, SP 06268 Brazil

Phone: + 55 11 78374178

August 1, 2011

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Amazonica, Corp.

Amendment No. 2 to

Registration Statement on Form S-1

Filed on: July 12, 2011

File No. 333-174304

Dear Ms. Haywood,

We received your letter dated July 27, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No.2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 12, 2011:

Suppliers. page 27

1. We note your response to comment 4 of our letter dated July 1, 2011. However, the terms of the contract, filed as exhibit 10.1, appear to be inconsistent with your response in that your response states “Sellers shall sell to the Buyer, and the Buyer shall buy from the Sellers, all of that certain stock of goods, wares and merchandise belonging to the Sellers. . .” Please revise to explain why you do not have to purchase all of Equatorian’s products and how you “may purchase any type of the goods listed in the agreement.” Also, since you have executed a contract with this supplier and have not described any commencement date or conditions to be met before your obligation to purchase the supplier’s output begins, please clearly explain your obligations to purchase Equatorian’s goods and Equatorian’s obligations to sell you its goods.

Response:  We have filed an amendment to our agreement with our suppler which states: 1. We do not have to purchase all of Equatorian’s product, however we may purchase any of the product listed in the agreement. 2. We may purchase the product by giving Equatorian two week notice of our order and specifics of the order. 3. Equatorian may terminate the agreement without notice if we do not purchase any product within 12 months from the date of the addendum.

2. We note your response to comment 5 of our letter dated July 1, 2011. Please elaborate significantly here, and as appropriate, in a risk factor, on Equatorians output and your obligation to purchase it under the Exclusive Contract. In this regard, we believe that at a minimum, if you have an exclusive agreement to purchase all of Equatorian's products you should:

• Explain whether you will be required to purchase products Equatorian is currently making.

Response: We do not have to purchase products Equatorian is currently making.

• Explain whether you will be required to purchase products that the Equatorian is currently making and holding in anticipation of your purchase obligation commencing.

Response: We are not required to purchase such products.

• Provide some insight into the volume of product that you expect Equatorian to produce in the future.

Response: Currently, Equatorian is manufacturing 6-10 containers of goods per month and can double its manufacturing if required

• Elaborate on whether you expect to come to any further agreement with Equatorian about the volume and specific type of product they should manufacture for you, or if you will simply be bound to purchase all of the product that Equatorian, in its discretion, determines to manufacture.

Response: We do not have any agreement with Equatorian about the volume and specific type of product they should manufacture for us.  We may come to other agreements in future depending on the demand of our clientele.

• Discuss your ability to fulfill your obligation to purchase Equatorian's output under the Exclusive Contract.

Response: Our ability to purchase Equatorian’s product will depend on our ability to attract customers for this product. If we are not able to purchase any product within specified time frame, Equatorian may terminate their agreement with us.

This letter responds to all comments contained in your letter dated July 27, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to the company's legal counsel Mr. David Lubin, Esq. at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

Email: david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Andre Caetano

Andre Caetano, President